UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM U-13-60

                                  ANNUAL REPORT

                                 FOR THE PERIOD

               Beginning January 1, 2001 and Ending December 31, 2001


                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF



                          STP Nuclear Operating Company
                        (Exact Name of Reporting Company)


                          A Subsidiary SERVICE COMPANY
                           ("Mutual" or "Subsidiary")


                     Date of Incorporation October 1, 1997
                   If not Incorporated, Date of Organization.
                                 -----------------


State or Sovereign Power under which Incorporated or Organized:

Texas
-----

Location of Principal Executive Offices of Reporting Company:

8 Miles Wst Wadsworth Texas on FM 521
-------------------------------------


Name, title, and address of officer to whom correspondence concerning this report should be addressed:


F. K. Mangan
------------
(Name)

Vice President Business Services
--------------------------------
(Title)

P.O. Box 289  Wadsworth, Texas 77483
------------------------------------
(Address)


            Name of Principal Holding Company Whose Subsidiaries
                     are served by Reporting Company:

                             American Electric Power


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                                                                       Page 2

                           INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.  Definitions. --Definitions contained in Instruction 01-8 to the Uniform
System of Accounts for Mutual Service Companies and Subsidiary Service
Companies, Public Utility Holding Company Act of 1935, as amended February 2,
1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. --The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

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                                                                                                      Page 3

                               LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                                Schedule or         Page
     Description of Schedules and Accounts                                    Account Number       Number
Comparative Balance Sheet                                                       Schedule I            4

Service Company Property                                                        Schedule II           5

Accumulated Provision for Depreciation and Amortization
  of Service Company Property                                                  Schedule III           6

Investments                                                                     Schedule IV           7

Accounts Receivable from Associate Companies                                    Schedule V            8

Fuel Stock Expenses Undistributed                                               Schedule VI           9

Stores Expense Undistributed                                                   Schedule VII           9

Miscellaneous Current and Accrued Assets                                       Schedule VIII         10

Miscellaneous Deferred Debits                                                   Schedule IX          10

Research, Development, or Demonstration Expenditures                            Schedule X           10

Proprietary Capital                                                             Schedule XI          11

Long-Term Debt                                                                 Schedule XII          12

Current and Accrued Liabilities                                                Schedule XIII         13

Notes to Financial Statements                                                  Schedule XIV          14

Comparative Income Statement                                                    Schedule XV          15

Analysis of Billing - Associate Companies                                       Account 457          16

Analysis of Billing - Non Associate Companies                                   Account 458          17

Analysis of Charges for Service - Associate and
  Non Associate Companies                                                      Schedule XVI          18

Schedule of Expense by Department or Service Function                          Schedule XVII         19

Departmental Analysis of Salaries                                               Account 920          20

Outside Services Employed                                                       Account 923          21

Employee Pensions and Benefits                                                  Account 926          22

General Advertising Expenses                                                   Account 930.1         23

Miscellaneous General Expenses                                                 Account 930.2         24

Rents                                                                           Account 931          24

Taxes Other Than Income Taxes                                                   Account 408          25

Donations                                                                      Account 426.1         26

Other Deductions                                                               Account 426.5         27

Notes to Statement of Income                                                  Schedule XVIII         28


                          LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


Organization Chart                                                                                   29

Methods of Allocation                                                                                30

Annual Statement of Compensation for Use of Capital Billed                                           31


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                                                                                                             Page 4
                                       ANNUAL REPORT OF STP Nuclear Operating Company

                                           SCHEDULE I - COMPARATIVE BALANCE SHEET
                                                        (thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

                                                                                               AS OF             AS OF
                                                                                             12/31/01          12/31/00

ACCOUNT      ASSETS AND OTHER DEBITS
             SERVICE COMPANY PROPERTY
   101       ELECTRIC PLANT IN SERVICE                                   (Schedule II)           $ --             $ --
   106       COMPL CONSTR NOT CLASSIFIED                                                           --               --
  101.1      PROPERTY UNDER CAPITAL LEASES                                                         --               --
   105       ELECTRIC PLANT FOR FUTURE USE                                                         --               --
   107       CONSTRUCTION WORK IN PROGRESS                               (Schedule II)             --               --
   120       NUCLEAR FUEL                                                                          --               --
                                                                                        --------------    -------------
             TOTAL PROPERTY                                                                        --               --

   108       ACCUM PROV FOR DEPRECIATION                                 (Schedule III)            --               --
  120.5      ACCUM PROV FUEL AMORTIZATION                                                          --               --

                                                                                        --------------    -------------
             NET SERVICE COMPANY PROPERTY                                                          --               --

             INVESTMENTS
   123       INVESTMENTS IN ASSOCIATE COMPANIES                          (Schedule IV)             --               --
   124       OTHER INVESTMENTS                                           (Schedule IV)             --               --
                                                                                        --------------    -------------
             TOTAL INVESTMENTS                                                                     --               --

             CURRENT AND ACCRUED ASSETS
   131       CASH                                                                                  --               --
   134       SPECIAL DEPOSITS                                                                      --               --
   135       WORKING FUNDS                                                                         --               --
   136       TEMPORARY CASH INVESTMENTS                                                            --               --
   141       NOTES RECEIVABLE                                                                      --               --
   142       CUSTOMER ACCOUNTS RECEIVABLE                                                          --               --
   143       OTHER ACCTS RECEIVABLE                                                                --               --
   144       ACCUMULATED PROVISIONS OF UNCOLLECTIBLE ACCOUNTS                                      --               --
   146       ACCTS REC ASSOC COMPANIES                                   (Schedule V)          73,489          102,905
   152       FUEL STOCK EXPENSES UNDISTRIBUTED                           Schedule VI)              --               --
   154       MATERIALS & OPERATING SUPPLIES                                                        --               --
   163       STORES EXPENSE UNDISTRIBUTED                                (Schedule VII)            --               --
   165       PREPAYMENTS                                                                           --               --
   174       MISCELLANEOUS CURRENT AND ACCRUED ASSETS                    (Schedule VIII)           --               --
                                                                                        --------------    -------------
             TOTAL CURRENT AND ACCRUED ASSETS                                                  73,489          102,905

             DEFERRED DEBITS
   181       UNAMORTIZED DEBT EXPENSE                                                              --               --
   184       CLEARING ACCOUNTS                                                                     --               --
   186       MISCELLANEOUS DEFERRED DEBITS                               (Schedule IX)             --               --
   188       RESEARCH & DEVELOPMENT SUMMARY                              (Schedule X)              --               --
   190       ACCUMULATED DEFERRED INCOME TAXES                                                     --               --
                                                                                        --------------    -------------
             TOTAL DEFERRED DEBITS                                                                 --               --

                                                                                        --------------    -------------
             TOTAL ASSETS AND OTHER DEBITS                                                   $ 73,489        $ 102,905
                                                                                        ==============    =============

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                                                                                                     Page 4 (Cont'd)


                                                                                            AS OF             AS OF
                                                                                          12/31/01          12/31/00

  ACCOUNT    LIABILITIES AND PROPRIETARY CAPITAL
             PROPRIETARY CAPITAL
   201       COMMON STOCK ISSUED                                         (Schedule XI)           $ --             $ --
   211       MISCELLANEOUS PAID-IN CAPITAL                               (Schedule XI)             --               --
   215       APPROPRIATED RETAINED EARNINGS                              (Schedule XI)             --               --
   216       UNAPPROPRIATED RETAINED EARNINGS                            (Schedule XI)             --               --
                                                                                        --------------    -------------
             TOTAL PROPRIETARY CAPITAL                                                             --               --

             LONG-TERM DEBT
   223       ADVANCES FROM ASSOCIATE COMPANIES                           (Schedule XII)            --               --
   224       OTHER LONG-TERM DEBT                                        (Schedule XII)            --               --
   225       UNAMORTIZED PREMIUM ON LONG-TERM DEBT                                                 --               --
   226       UNAMORTIZED DISCOUNT ON LONG-TERM DEBT                                                --               --
   227       CAPITAL LEASE LONG TERM                                                               --               --
                                                                                        --------------    -------------
             TOTAL LONG-TERM DEBT                                                                  --               --


   228       OTHER NONCURRENT LIABILITIES                                                      37,780           42,466
                                                                                        --------------    -------------

             CURRENT AND ACCRUED LIABILITIES
   228       OTHER CURRENT LIABILITIES                                                          1,168            1,345
   231       NOTES PAYABLE                                                                         --               --
   232       ACCOUNTS PAYABLE                                                                  12,469           37,734
   233       NOTES PAYABLE TO ASSOCIATE COMPANIES                        (Schedule XIII)           --               --
   234       AP ASSOC COMPANIES SUMMARY                                  (Schedule XIII)           --               --
   236       TAXES ACCRUED                                                                         66               66
   237       INTEREST ACCRUED                                                                      --               --
   238       DIVIDENDS ACCRUED                                                                     --               --
   241       TAX COLLECTIONS PAYABLE                                                               --               --
   242       MISC. CURRENT & ACCRUED LIAB.                               (Schedule XIII)       16,905           17,513
   243       CAPITAL LEASES - CURRENT                                                              --               --
   265       INVENTORY ADJUSTMENT RESERVE                                                          --               --
                                                                                        --------------    -------------
             TOTAL CURRENT AND ACCRUED LIABILITIES                                             30,609           56,658

             DEFERRED CREDITS
   253       OTHER DEFERRED CREDITS                                                             5,100            3,782
   255       ACCUMULATED DEFERRED INVESTMENTS TAX CREDITS                                          --               --
   262       ACCUM PROV INJURIES & DAMAGES                                                         --               --
                                                                                        --------------    -------------
             TOTAL DEFERRED CREDITS                                                             5,100            3,782

   282       ACCUMULATED DEFERRED INCOME TAXES                                                     --               --

                                                                                        --------------    -------------
             TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                       $ 73,489        $ 102,905
                                                                                        ==============    =============

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                                                                                                                        Page 5
                                                             ANNUAL REPORT OF STP Nuclear Operating Company

                                                                  For the Year Ended December 31, 2001

                                                                 SCHEDULE II - SERVICE COMPANY PROPERTY
                                                                              (thousands)


                                                         BALANCE AT                       RETIREMENTS    OTHER      BALANCE AT
DESCRIPTION                                           BEGINNING OF YEAR    ADDITIONS       OR SALES     CHARGES   CLOSE OF YEAR
                                                      ------------------ ------------ ---------------- --------- ----------------
 ACCOUNT 101 - ELECTRIC PLANT IN SERVICE                     $ --            $ --             $ --         $ --        $ --

 ACCOUNT 107 - CONSTRUCTION WORK IN PROGRESS                   --              --               --           --          --
                                                      ------------------ ------------ ---------------- --------- ----------------
 TOTAL                                                       $ --            $ --             $ --         $ --        $ --
                                                      ================== ============ ================ ========= ================


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                                                                                                                   Page 6
                                               ANNUAL REPORT OF STP Nuclear Operating Company

                                                    For the Year Ended December 31, 2001

                     SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
                                                                (thousands)


                                 BALANCE AT                      RETIREMENTS       OTHER      BALANCE AT
 DESCRIPTION                  BEGINNING OF YEAR   ADDITIONS        OR SALES       CHANGES    CLOSE OF YEAR
                             ------------------ ------------- --------------- ------------  ----------------
  ACCOUNT 108 - ACCUM.              $ --            $ --             $ --           $ --        $ --
    PROV. FOR DEPRECIATION
                             ------------------ ------------- --------------- ------------  ----------------
  TOTAL                             $ --            $ --             $ --           $ --        $ --
                             ================== ============= =============== ============  ================


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                                     ANNUAL REPORT OF STP Nuclear Operating Company

                                          For the Year Ended December 31, 2001

                                                SCHEDULE IV - INVESTMENTS
                                                       (thousands)

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                               BALANCE AT              BALANCE AT
DESCRIPTION                                                   AT BEGINNING          CLOSE OF YEAR
                                                         --------------------      ----------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                         $ --                   $ --

ACCOUNT 124 - OTHER INVESTMENTS                                           --                     --

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                                  --                     --
                                                         --------------------       ----------------
TOTAL                                                                   $ --                   $ --
                                                         ====================       ================

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                                                                                                                        Page 8
                                            ANNUAL REPORT OF STP Nuclear Operating Company

                                                 For the Year Ended December 31, 2001

                                      SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                                             (thousands)

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.
Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub account should be provided.

                                                                                BALANCE AT           BALANCE AT
DESCRIPTION                                                                  BEGINNING OF YEAR     CLOSE OF YEAR
                                                                            -----------------    -----------------
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

CITY OF AUSTIN                                                                      $ 16,488             $ 11,757
AEP-CENTRAL POWER AND LIGHT                                                           25,902               18,502
CITY OF SAN ANTONIO                                                                   28,807               20,574
RELIANT ENERGY                                                                        31,709               22,656
                                                                            -----------------     ----------------
TOTAL                                                                              $ 102,905             $ 73,489
                                                                            =================     ================

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                                                                                                                   Page 9
                               ANNUAL REPORT OF STP Nuclear Operating Company

                                    For the Year Ended December 31, 2001

                               SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
                                               (in thousands)

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed
"Summary" listed below give an overall report of the fuel functions performed by the service company.


                          DESCRIPTION                      LABOR             EXPENSE            TOTAL
                                                       --------------     --------------     ------------
 ACCOUNT 152 - FUEL STOCK UNDISTRIBUTED                         $ --               $ --             $ --
                                                       --------------     --------------     ------------
 TOTAL                                                          $ --               $ --             $ --
                                                       ==============     ==============     ============



                               ANNUAL REPORT OF STP Nuclear Operating Company

                                    For the Year Ended December 31, 2001

                                 SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                                                 (thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


                          DESCRIPTION                         LABOR             EXPENSE            TOTAL
                                                          --------------     --------------     ------------
 ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED
 CITY OF AUSTIN                                                   $ 243              $ 127           $ 370
 AEP-CENTRAL POWER AND LIGHT                                        382                200             582
 RELIANT ENERGY                                                     467                245             711
 CITY OF SAN ANTONIO                                                424                222             647
                                                          --------------     --------------     ------------
              TOTAL                                             $ 1,516              $ 794          $ 2,310
                                                          ==============     ==============     ============


Stores expense undistributed is charged to account 163 and billed to associated companies as incurred.


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                                   ANNUAL REPORT OF STP Nuclear Operating Company

                                        For the Year Ended December 31, 2001

                              SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                                     (thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                BALANCE AT               BALANCE AT
DESCRIPTION                                                  BEGINNING OF YEAR         CLOSE OF YEAR
                                                           ---------------------    ---------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS                     $ --                     $ --
                                                           ---------------------    ---------------------
TOTAL                                                                      $ --                     $ --
                                                           =====================    =====================




                         ANNUAL REPORT OF STP Nuclear Operating Company

                               For the Year Ended December 31, 2001

                           SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                            (thousands)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.

                                             BALANCE AT        BALANCE AT
DESCRIPTION                              BEGINNING OF YEAR    CLOSE OF YEAR
                                        ------------------  ----------------

ACCOUNT 186 - MISCELLANEOUS                          $ --              $ --
                 DEFERRED DEBITS        ------------------  ----------------
TOTAL                                                $ --              $ --
                                        ==================  ================





                    ANNUAL REPORT OF STP Nuclear Operating Company

                         For the Year Ended December 31, 2001

           SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                      (thousands)

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION                                                     AMOUNT
                                                      -------------------------

ACCOUNT 188 - RESEARCH, DEVELOPMENT,                                 $ --
    OR DEOMONSTRATION EXPENDITURES                    -------------------------
TOTAL                                                                $ --
                                                      =========================


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                                           ANNUAL REPORT OF STP Nuclear Operating Company

                                                For the Year Ended December 31, 2001

                                                  SCHEDULE XI - PROPRIETARY CAPITAL
                                           (dollars in thousands except per share amounts)

     ACCOUNT                                  NUMBER OF SHARES        PAR OR STATED              OUTSTANDING AT CLOSE OF PERIOD
     NUMBER          CLASS OF STOCK              AUTHORIZED          VALUE PER SHARE        NO. OF SHARES              TOTAL AMOUNT
 ACCOUNT 201         COMMON STOCK ISSUED             --                   $ --                    --                       $ --


INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.




   DESCRIPTION                                                                               AMOUNT
------------------                                                                   ------------------------
 ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                                            $ --

 ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                             --
                                                                                     ------------------------
TOTAL                                                                                                   $ --
                                                                                     ========================





INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing non associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.



                                                            BALANCE AT        NET INCOME         DIVIDENDS       BALANCE AT
   DESCRIPTION                                           BEGINNING OF YEAR     OR (LOSS)           PAID        CLOSE OF YEAR
------------------                                     -------------------   --------------     ----------   ----------------
 ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS                      $ --             $ --           $ --               $ --
                                                       -------------------   --------------     ----------   ----------------
TOTAL                                                                $ --             $ --           $ --               $ --
                                                       ===================   ==============     ==========   ================


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                                       ANNUAL REPORT OF STP Nuclear Operating Company

                                            For the Year Ended December 31, 2001

                                                SCHEDULE XII - LONG-TERM DEBT
                                                         (thousands)

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR

                                                                              BALANCE AT                               BALANCE AT
                            TERM OF       DATE OF   INTEREST    AMOUNT        BEGINNING                                 CLOSE OF
                          OBLIGATION     MATURITY     RATE    AUTHORIZED       OF YEAR      ADDITIONS    DEDUCTIONS       YEAR
                          ----------     --------   --------  ------------   ------------  ------------  ------------  -----------
ACCOUNT 223 -
  ADVANCES FROM                                                      $ --          $ --          $ --          $ --         $ --
 ASSOCIATE COMPANIES

ACCOUNT 224 -
  OTHER LONG - TERM DEBT                                               --            --            --            --           --
                                                             -------------  ------------  ------------  ------------  -----------
     TOTAL                                                           $ --          $ --          $ --          $ --         $ --
                                                             =============  ============  ============  ============  ===========


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                                                                                                                           Page 13
                                               ANNUAL REPORT OF STP Nuclear Operating Company

                                                    For the Year Ended December 31, 2001

                                              SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                                                (thousands)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                           BALANCE AT          BALANCE AT
DESCRIPTION                                                            BEGINNING OF YEAR       END OF YEAR
                                                                      ------------------     --------------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                                 $ --               $ --
                                                                      ------------------     --------------
TOTAL                                                                              $ --               $ --
                                                                      ==================     ==============


ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
CITY OF AUSTIN                                                                     $ --               $ --
AEP-CENTRAL POWER AND LIGHT                                                          --                 --
CITY OF SAN ANTONIO                                                                  --                 --
RELIANT ENERGY                                                                       --                 --
                                                                      ------------------     --------------
TOTAL                                                                              $ --               $ --
                                                                      ==================     ==============


ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
Spent Fuel Disposal - DOE                                                       $ 5,104            $ 4,372
Decontaminatn/Decommissioning                                                     2,130              2,187
Benefits Accrual                                                                  1,943              1,943
EICP Liability                                                                    2,296              2,464
ICP Liability                                                                     5,666              5,584
Misc NRC Fees                                                                       375                354
                                                                      ------------------     --------------
TOTAL                                                                          $ 17,513           $ 16,905
                                                                      ==================     ==============



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                                                                        Page 14

                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2001

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year.
Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   Summary of Significant Accounting Policies

Basis of Accounting and Account Classifications
The accounting records of STP Nuclear Operating Company are maintained on the accrual basis of accounting, as required by generally accepted accounting principles. Certain items including, but not limited to, project financing, ad valorem taxes, depreciation, and decommissioning expensese are recorded in each owners' accounting records.

The accounting records are also maintained and the accompanying amounts are classified in accordance with the Participation Agreement and the Federal
Energy Regulatory Commission's "Uniform System of Accounts Prescribed for the
Public Utilities and Licensees" as adopted by the Public Utility Commission of Texas.

All costs are reflected at 100% for the project. STP Nuclear Operating Company has no ownership interests in any of the project assets.

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                                                                                                                   Page 15
                                 ANNUAL REPORT OF STP Nuclear Operating Company
                                      For the Year Ended December 31, 2001
                                   SCHEDULE XV - COMPARATIVE INCOME STATEMENT
                                                   (thousands)


                                                                                         CURRENT          PRIOR
   ACCOUNT        DESCRIPTION                                                              YEAR           YEAR
                                                                                      -------------- ---------------
                  INCOME
     457          SERVICES RENDERED TO ASSOCIATE COMPANIES                                $ 309,681       $ 296,980
     458          SERVICES RENDERED TO NON ASSOCIATE COMPANIES                                   --              --
     419          INTEREST AND DIVIDEND INCOME                                                   --              --
     421          MISCELLANEOUS INCOME OR LOSS                                                   12               9
                                                                                      -------------- ---------------
                  TOTAL INCOME                                                              309,692         296,989
                                                                                      -------------- ---------------

                  EXPENSES
   500-557        POWER PRODUCTION                                                        $ 253,903       $ 224,303
   560-574        TRANSMISSION                                                                    6             (66)
   580-598        DISTRIBUTION                                                                   --              --
   906-917        CUSTOMER SERVICE & INFORMATION                                                 --              --
     920          ADMIN & GENERAL SALARIES                                                   13,735          13,997
     921          OFFICE SUPPLIES & EXPENSES                                                  2,749           3,709
     922          ADMIN EXPENSES TRANSFERRED                                                     --              --
     923          OUTSIDE SERVICES EMPLOYED                                                   4,832           4,106
     924          PROPERTY INSURANCE                                                            196             459
     925          INJURIES & DAMAGES                                                            840           1,057
     926          EMPLOYEE PENSIONS & BENEFITS                                               19,699          36,870
     928          REGULATORY COMMISSION EXPENSE                                                  --              --
    930.1         GENERAL ADVERTISING                                                            --               1
    930.2         MISCELLANEOUS GENERAL EXPENSES                                              3,960           2,996
     931          RENTS                                                                          --              --
     932          MAINTENANCE OF GENERAL PLANT                                                   --              --
     933          UNIDENTIFIABLE OPERATING EXP                                                   --              --
     935          MAINTENANCE OF GENERAL PLANT                                                2,878           2,329
   403-405        DEPRECIATION AND AMORTIZATION EXPENSE                                          --              --
     408          TAXES OTHER THAN INCOME                                                     6,845           7,102
     417          REVENUES - NON-UTILITY OPS                                                     --              --
    426.1         DONATIONS                                                                      38              15
    426.3         PENALTIES                                                                      --              --
    426.4         CIVIC, POLITICAL AND RELATED EXPENDITURES                                      --             107
    426.5         OTHER DEDUCTIONS                                                               11               6
     435          EXTRAORDINARY DEDUCTIONS                                                       --              --
                                                                                      -------------- ---------------
                  TOTAL EXPENSES                                                            309,692         296,989
                                                                                      -------------- ---------------

                                                                                      -------------- ---------------
                  NET INCOME OR (LOSS)                                                         $ --            $ --
                                                                                      ============== ===============


                                                                                                                          Page 16
                                                   ANNUAL REPORT OF STP Nuclear Operating Company

                                                        For the Year Ended December 31, 2001

                                                                ANALYSIS OF BILLING

                                                         ASSOCIATE COMPANIES - ACCOUNT 457
                                                                    (thousands)

                                         DIRECT COSTS     INDIRECT COSTS    COMPENSATION FOR     TOTAL AMOUNT
NAME OF ASSOICATE COMPANY                  CHARGED           CHARGED         USE OF CAPITAL        BILLED
                                         ------------     --------------    ----------------   -------------
                                           457 - 1           457 - 2             457 - 3

RELIANT ENERGY                               $ 78,966         $ 16,498                              $ 95,464

AEP-CENTRAL POWER AND LIGHT COMPANY            64,461           13,498                                77,959

CITY OF AUSTIN                                 40,993            8,570                                49,563

CITY OF SAN ANTONIO                            71,696           14,998                                86,695
                                         --------------  ----------------  ----------------    -------------
 TOTAL                                      $ 256,116         $ 53,565              $ -            $ 309,681
                                        ===============  ================  ================    =============



                                                                                                                           Page 17
                                                ANNUAL REPORT OF STP Nuclear Operating Company

                                                     For the Year Ended December 31, 2001

                                                             ANALYSIS OF BILLING

                                                    NON ASSOCIATE COMPANIES - ACCOUNT 458
                                                                 (thousands)

INSTRUCTION: Provide a brief description of the services rendered to each non associate company:
                                      DIRECT COSTS   INDIRECT COSTS  COMPENSATION FOR   TOTAL     EXCESS OR     TOTAL AMOUNT
 NAME OF NON ASSOCIATE COMPANY          CHARGED         CHARGED       USE OF CAPITAL    COST      DEFICIENCY       BILLED
                                          458 - 1       458 - 2            458 - 3                  458 - 4
                                      ------------   --------------  ----------------  -------   ------------   ------------
NONE                                       $ --          $ --             $ --            $ --         $ --         $ --

                                      ------------   --------------  ----------------  -------   ------------   ------------
  TOTAL                                    $ --          $ --             $ --            $ --         $ --         $ --
                                      ============   ==============  ================  =======   ============   ============



                                                                                                                           Page 18
                                      ANNUAL REPORT OF STP Nuclear Operating Company

                                           For the Year Ended December 31, 2001

                  SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NON ASSOCIATE COMPANIES
                                                        (thousands)

Instruction: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.


                                                               ASSOCIATE COMPANY CHARGES        NON ASSOCIATE COMPANY CHARGES
                                                             DIRECT      INDIRECT                DIRECT      INDIRECT
                                                              COSTS       COSTS      TOTAL       COSTS       COSTS       TOTAL
  ACCOUNT    DESCRIPTION OF ITEMS                         ---------- ----------- ------------ --------- ----------- ------------
 500-557   PRODUCTION OPERATIONS EXPENSE                    $232,144    $ 21,759     $253,903      $ --        $ --         $ --
 560-574     TRANSMISSION OPERATION EXPENSE                        5           1            6        --          --           --
 580-598     DISTRIBUTION                                         --          --           --        --          --           --
 906-917     CUSTOMER SERVICE & INFORMATION                       --          --           --        --          --           --
   920       ADMIN & GENERAL SALARIES                          9,509       4,226       13,735        --          --           --
   921       OFFICE SUPPLIES & EXPENSES                        2,141         608        2,749        --          --           --
   922       ADMIN EXPENSES TRANSFERRED                           --          --           --        --          --           --
   923       OUTSIDE SERVICES EMPLOYED                         4,237         595        4,832        --          --           --
   924       PROPERTY INSURANCE                                  196          --          196        --          --           --
   925       INJURIES & DAMAGES                                  840          --          840        --          --           --
   926       EMPLOYEE PENSIONS & BENEFITS                        188      19,511       19,699        --          --           --
   928       REGULATORY COMMISSION EXPENSE                        --          --           --        --          --           --
  930.1      GENERAL ADVERTISING                                  --          --           --        --          --           --
  930.2      MISCELLANEOUS GENERAL EXPENSES                    3,960          --        3,960        --          --           --
   931       RENTS                                                --          --           --        --          --           --
   932       MAINTENANCE OF GENERAL PLANT                         --          --           --        --          --           --
   933       UNIDENTIFIABLE OPERATING EXP                         --          --           --        --          --           --
   935       MAINTENANCE OF GENERAL PLANT                      2,878           0        2,878        --          --           --
 403-405     DEPRECIATION AND AMORTIZATION EXPENSE                --          --           --        --          --           --
   408       TAXES OTHER THAN INCOME                              --       6,845        6,845        --          --           --
  426.1      DONATIONS                                            18          20           38        --          --           --
  426.3      PENALTIES                                            --          --           --        --          --           --
  426.4      CIVIC, POLITICAL, AND RELATED EXPENDITURES           --          --           --        --          --           --
  426.5      OTHER DEDUCTIONS                                     11          --           11        --          --           --
   435       EXTRAORDINARY DEDUCTIONS                             --          --           --        --          --           --
   421       MISCELLANEOUS INCOME OR LOSS                        (12)         --          (12)       --          --           --

                                                          ---------- ----------- ------------ --------- ----------- ------------
            TOTAL EXPENSES                                   256,116      53,565      309,681        --          --           --
                                                          ---------- ----------- ------------ --------- ----------- ------------

             COMPENSATION FOR USE OF EQUITY CAPITAL               --          --           --        --          --           --
   430       INTEREST ON DEBT TO ASSOCIATE COMPANIES              --          --           --        --          --           --

                                                          ---------- ----------- ------------ --------- ----------- ------------
            TOTAL COST OF SERVICE                           $256,116    $ 53,565     $309,681      $ --        $ --         $ --
                                                          ========== =========== ============ ========= =========== ============



                                                                                                              Page 18 (Cont'd)


                                    ANNUAL REPORT OF STP Nuclear Operating Company

                                         For the Year Ended December 31, 2001

          SCHEDULE XVI (CONTINUED)- ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NON ASSOCIATE COMPANIES
                                                      (thousands)

                                                                    TOTAL CHARGES FOR SERVICE
                                                           ---------------------------------------
                                                                  DIRECT      INDIRECT
                                                                  COSTS        COSTS      TOTAL
  ACCOUNT    DESCRIPTION OF ITEMS                          -------------- ----------- ------------
 500-557     PRODUCTION OPERATIONS EXPENSE                       $232,144    $ 21,759     $253,903
 560-574     TRANSMISSION OPERATION EXPENSE                             5           1            6
 580-598     DISTRIBUTION                                              --          --           --
 906-917     CUSTOMER SERVICE & INFORMATION                            --          --           --
   920       ADMIN & GENERAL SALARIES                               9,509       4,226       13,735
   921       OFFICE SUPPLIES & EXPENSES                             2,141         608        2,749
   922       ADMIN EXPENSES TRANSFERRED                                --          --           --
   923       OUTSIDE SERVICES EMPLOYED                              4,237         595        4,832
   924       PROPERTY INSURANCE                                       196          --          196
   925       INJURIES & DAMAGES                                       840          --          840
   926       EMPLOYEE PENSIONS & BENEFITS                             188      19,511       19,699
   928       REGULATORY COMMISSION EXPENSE                             --          --           --
  930.1      GENERAL ADVERTISING                                       --          --           --
  930.2      MISCELLANEOUS GENERAL EXPENSES                         3,960          --        3,960
   931       RENTS                                                     --          --           --
   932       MAINTENANCE OF GENERAL PLANT                              --          --           --
   933       UNIDENTIFIABLE OPERATING EXP                              --          --           --
   935       MAINTENANCE OF GENERAL PLANT                           2,878           0        2,878
 403-405     DEPRECIATION AND AMORTIZATION EXPENSE                     --          --           --
   408       TAXES OTHER THAN INCOME                                   --       6,845        6,845
  426.1      DONATIONS                                                 18          20           38
  426.3      PENALTIES                                                 --          --           --
  426.4      CIVIC, POLITICAL, AND RELATED EXPENDITURES                --          --           --
  426.5      OTHER DEDUCTIONS                                          11          --           11
   435       EXTRAORDINARY DEDUCTIONS                                  --          --           --
   421       MISCELLANEOUS INCOME OR LOSS                             (12)         --          (12)

                                                           -------------- ----------- ------------
            TOTAL EXPENSES                                        256,116      53,565      309,681
                                                           -------------- ----------- ------------

             COMPENSATION FOR USE OF EQUITY CAPITAL                    --          --           --
   430       INTEREST ON DEBT TO ASSOCIATE COMPANIES                   --          --           --

                                                           -------------- ----------- ------------
            TOTAL COST OF SERVICE                                $256,116    $ 53,565     $309,681
                                                           ============== =========== ============


                                                                                                                          Page 19
                                         ANNUAL REPORT OF STP Nuclear Operating Company

                                              For the Year Ended December 31, 2001

                             SCHEDULE XVII - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                                                           (thousands)

Instruction:  Indicate each department or service function.
(See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                                                          DEPARTMENT OR SERVICE FUNCTION
                                                                                 --------------------------------------------------
  ACCOUNT      DESCRIPTION OF ITEMS                                                                      ENGINEERING      NUCLEAR
                                                             TOTAL                PRESIDENT   BUSINESS   & TECHNICAL     GENERATION
                                                            AMOUNT     OVERHEAD     & CEO     SERVICES     SERVICES      OPERATIONS
                                                          ----------- ---------- ----------- ---------- ------------ --------------
  500-557      PRODUCTION OPERATIONS EXPENSE                $ 253,903       $ --     $ 1,048   $ 16,197    $ 110,918      $ 109,858
  560-574      TRANSMISSION OPERATION EXPENSE                       6         --          --         --           --              5
  580-598      DISTRIBUTION                                        --         --          --         --           --             --
  906-917      CUSTOMER SERVICE & INFORMATION                      --         --          --         --           --             --
    920        ADMIN & GENERAL SALARIES                        13,735         --         968      7,170          863          1,171
    921        OFFICE SUPPLIES & EXPENSES                       2,749         --         160      2,293          246             53
    922        ADMIN EXPENSES TRANSFERRED                          --         --          --         --           --             --
    923        OUTSIDE SERVICES EMPLOYED                        4,832         --         792      3,160          763            117
    924        PROPERTY INSURANCE                                 196         --          --        197           --             (1)
    925        INJURIES & DAMAGES                                 840         --          --        922           --             --
    926        EMPLOYEE PENSIONS & BENEFITS                    19,699         --         328      2,349        3,350          6,413
    928        REGULATORY COMMISSION EXPENSE                       --         --          --         --           --             --
   930.1       GENERAL ADVERTISING                                 --         --          --         --           --             --
   930.2       MISCELLANEOUS GENERAL EXPENSES                   3,960         --          12         53        2,987            910
    931        RENTS                                               --         --          --         --           --             --
    932        MAINTENANCE OF GENERAL PLANT                        --         --          --         --           --             --
    933        UNIDENTIFIABLE OPERATING EXP                        --         --          --         --           --             --
    935        MAINTENANCE OF GENERAL PLANT                     2,878         --          --      2,880           (2)            --
  403-405      DEPRECIATION AND AMORTIZATION EXPENSE               --         --          --         --           --             --
    408        TAXES OTHER THAN INCOME                          6,845         --          --         --           --             --
    417        REVENUES - NON-UTILITY OPS                          --         --          --         --           --             --
   426.1       DONATIONS                                           38         --          --         38           --             --
   426.3       PENALTIES                                           --         --          --         --           --             --
   426.4       CIVIC, POLITICAL AND RELATED EXPENDITURES           --         --          --         --           --             --
   426.5       OTHER DEDUCTIONS                                    11         --          11         --           --             --
    434        EXTRAORDINARY INCOME                                --         --          --         --           --             --
    435        EXTRAORDINARY DEDUCTIONS                            --         --          --         --           --             --

                                                          ----------- ---------- ----------- ---------- ------------ --------------
             TOTAL EXPENSES                                 $ 309,692       $ --     $ 3,319   $ 35,257    $ 119,125      $ 118,525
                                                          =========== ========== =========== ========== ============ ==============


                                                                                                               Page 19 (Cont'd)

                                                    ANNUAL REPORT OF STP Nuclear Operating Company

                                                           For the Year Ended December 31, 2001

                                   SCHEDULE XVII (CONTINUED) - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                                                                     (thousands)



                                                     DEPARTMENT OR SERVICE FUNCTION
                                                 ---------------------------------------

                                                           STEAM
  ACCOUNT      DESCRIPTION OF ITEMS                      GENERATOR     CORPORATE
                                                       REPL. PROJECT   OPERATIONS
                                                        ------------ --------------
  500-557      PRODUCTION OPERATIONS EXPENSE                    $ 34       $ 15,848
  560-574      TRANSMISSION OPERATION EXPENSE                     --              1
  580-598      DISTRIBUTION                                       --             --
  906-917      CUSTOMER SERVICE & INFORMATION                     --             --
    920        ADMIN & GENERAL SALARIES                            0          3,564
    921        OFFICE SUPPLIES & EXPENSES                         --             (2)
    922        ADMIN EXPENSES TRANSFERRED                         --             --
    923        OUTSIDE SERVICES EMPLOYED                          --              0
    924        PROPERTY INSURANCE                                 --             --
    925        INJURIES & DAMAGES                                 --            (82)
    926        EMPLOYEE PENSIONS & BENEFITS                       32          7,228
    928        REGULATORY COMMISSION EXPENSE                      --             --
   930.1       GENERAL ADVERTISING                                --             --
   930.2       MISCELLANEOUS GENERAL EXPENSES                     --             (2)
    931        RENTS                                              --             --
    932        MAINTENANCE OF GENERAL PLANT                       --             --
    933        UNIDENTIFIABLE OPERATING EXP                       --             --
    935        MAINTENANCE OF GENERAL PLANT                       --              0
  403-405      DEPRECIATION AND AMORTIZATION EXPENSE              --             --
    408        TAXES OTHER THAN INCOME                            --          6,845
    417        REVENUES - NON-UTILITY OPS                         --             --
   426.1       DONATIONS                                          --             --
   426.3       PENALTIES                                          --             --
   426.4       CIVIC, POLITICAL AND RELATED EXPENDITURES          --             --
   426.5       OTHER DEDUCTIONS                                   --             --
    434        EXTRAORDINARY INCOME                               --             --
    435        EXTRAORDINARY DEDUCTIONS                           --             --

                                                             ------- ---------------
             TOTAL EXPENSES                                     $ 66       $ 33,401
                                                             ======= ===============



                                                                                                                            Page 20
                                      ANNUAL REPORT OF STP Nuclear Operating Company

                                           For the Year Ended December 31, 2001

                                     DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
                                                       (thousands)

                                                                           DEPARTMENTAL SALARY EXPENSE
                                                  -----------------------------------------------------------------------------
   NAME OF DEPARTMENT                                                    INCLUDE IN AMOUNTS BILLED TO
                                                             -------------------------------------------------       NUMBER OF
                                                    TOTAL       ASSOCIATE            OTHER           NON-            PERSONNEL
   INDICATE EACH DEPARTMENT OR SERVICE FUNCTION    AMOUNT        COMPANY          ASSOCIATES     ASSOCIATES        END OF YEAR
   --------------------------------------------- ----------- ------------ -------------------- --------------- -----------------

   EXECUTIVE VP/GM NUCLEAR                           $ 1,697      $ 1,697                 $ --            $ --               12
   BUSINESS SERVICES                                  14,104       14,104                   --              --              235
   ENGINEERING & TECH SERVICES                        23,981       23,981                   --              --              313
   NUCLEAR GENERATION                                 51,350       51,350                   --              --              662
   STEAM GEN REPLACEMENT PROJ                            170          170                   --              --                3
   CORPORATE COST                                      9,160        9,160                   --              --                0
                                                 ----------- ------------ -------------------- --------------- -----------------
   TOTAL                                           $ 100,462    $ 100,462                 $ --            $ --            1,225
                                                 =========== ============ ==================== =============== =================


These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they cannot be identified in total with any particular line on Schedule XIV, but are distributed among various lines.




                                                                                                 Page 21
                             ANNUAL REPORT OF STP Nuclear Operating Company
                                  For the Year Ended December 31, 2001
                                       OUTSIDE SERVICES EMPLOYED
                                              (thousands)

INSTRUCTIONS:  Provide a breakdown of outside services employed.
If the aggregate amounts paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a brief description of the service rendered by each vendor listed.

               FROM WHOM PURCHASED                             SERVICE PROVIDED                  AMOUNT
   --------------------------------------------  --------------------------------------------- ----------


   ADP, INC.                                     HUMAN RESOURCES COMPENSATION                        180
   AIR LIQUIDE AMERICA CORP.                     STEAM GENERATOR WORK                                104
   AMEREN                                        STARS FEASIBILITY STUDY                             327
   ARAMARK SERVICES, INC.                        FACILITIES MANAGEMENT CONTRACT                      123
   ASA                                           HUMAN RESOURCES COMPENSATION                        201
   ASSOCIATED ENGINEERING RESOURCE               NUCLEAR PROBABILISTIC SAFETY ASSESSMENT             154
   ATWOOD AND MORRILL CO. INC.                   SERVICE REQUEST MAINTENANCE                         100
   BAKER & BOTTS, L.L.P.                         HUMAN RESOURCES COMPENSATION                        169
   BECHTEL ENERGY CORPORATION                    STEAM GENERATOR WORK                             15,956
   BECHTEL POWER CORPORATION                     STEAM GENERATOR WORK                              2,106
   BENTLY NEVADA CORPORATION                     REPLACE PRESENT VIBRATION MONITORING SYSTEM         478
   BETTER MISSION SERVICES, INC.                 FACILITIES MANAGEMENT CONTRACT                      824
   BRAZOS M & E                                  SECURITY UPGRADE OSRE                               158
   BROCK SPECIALTY SERVICES, LTD.                FACILITIES MANAGEMENT CONTRACT                      521
   BROCK SPECIALTY SERVICES, LTD.                INCREMENTAL SUPPORT - REFUELING OUTAGE              148
   CONCO SERVICES CORP.                          SERVICE REQUEST MAINTENANCE                         170
   CTI INDUSTRIES, INC.                          INCREMENTAL SUPPORT - REFUELING OUTAGE              118
   DANKA                                         ADMINISTRATION, OFFICE SERVICE                      162
   DESIGN ENGINEERING SERVICES, LLC              STEAM GENERATOR WORK                                381
   ENERCON SERVICES INC.                         1% POWER UPRATE                                     136
   ENTERPRISE SOLUTIONS, INC.                    ISCC SERVER CONSOLIDATION                           250
   EQE INTERNATIONAL                             NUCLEAR PROBABILISTIC SAFETY ASSESSMENT             126
   FACTORY MUTUAL INSURANCE COMPANY              BASELINE FEES                                       108
   FRAMATOME ANP, INC.                           STEAM GENERATOR WORK                                926
   FURMANITE AMERICA, INCORPORATED               SERVICE REQUEST MAINTENANCE                         712
   GRAND EAGLE SERVICES(FORMERLY ABB SERVIC      SERVICE REQUEST MAINTENANCE                         286
   GTE                                           STEAM GENERATOR WORK                                102
   HIGH TECH DOCUMENT SERVICES, INC.             MICRO FORMS CONVERSION                              281
   HIGH TECH DOCUMENT SERVICES, INC.             RECORDS MANAGEMENT SYSTEMS                          240
   HIGH TECH DOCUMENTS SERVICES,                 BASELINE FEES                                       258
   HOUSTON SERVICE INDUSTRIES                    REPLACE INSTRUMENT AIR COMPRESSOR                   152
   HURST TECHNOLOGIES, CORPORATION               CHG EXIST CNTRL CIRCS FWRV                          180
   HURST TECHNOLOGIES, CORPORATION               STEAM GENERATOR WORK                                240
   IBM CORPORATION                               INFORMATION SYSTEMS MAINTENANCE                     393
   INFORMATION HANDLING SERVICES INC.            BASELINE FEES                                       113
   J. CONLY & ASSOCIATES, INC.                   STEAM GENERATOR WORK                                219
   KALSI ENGINEERING, INC.                       ENG & TECH SVCS OM INITIATIVES                      100
   MATTHEWS AND BRANSCOMB                        EXEC. VP/GM NUCLEAR                                 489
   MORGAN, LEWIS & BOCKIUS, LLP                  LICENSING SECTION                                   354
   ORACLE CORPORATION                            INFORMATION SYSTEMS MAINTENANCE                     534
   PAR SYSTEMS,  INC.                            UPGRADE THE FUEL TRANSFER SYSTEM                    218
   PEOPLE SOFT, INC.                             INFORMATION SYSTEMS MAINTENANCE                     181
   POWER CONTROL SYSTEMS ENGINEERING, INC.       SERVICE REQUEST MAINTENANCE                         134
   PRO-LINE WATER SCREEN SERVICE, INC.           RESERVOIR MAKEUP PUMP FACILITY                      645
   RELIANCE ELECTRIC COMPANY                     SERVICE REQUEST MAINTENANCE                         264
   RELIANT ENERGY HL&P                           INFORMATION SYSTEMS MAINTENANCE                     134
   SIEMENS WESTINGHOUSE POWER COR                TURBINE GENERATOR WORK                            9,709
   SIEMENS WESTINGHOUSE POWER CORP.              TURBINE GENERATOR VIBRATION ISSUES                  773
   SOFTWARE SPECTRUM, INC.                       INFORMATION SYSTEMS MAINTENANCE                     334
   SONIC SYSTEMS INTERNAT'L, INC.                INCREMENTAL SUPPORT - REFUELING OUTAGE              299
   SONIC SYSTEMS INTERNAT'L, INC.                STEAM GENERATOR WORK                                140
   SORRENTO ELECTRONICS, INC.                    REPLACE RM11 COMPUTERS                              168
   SUNGARD RECOVERY SERVICES, INC                INFORMATION SYSTEMS MAINTENANCE                     127
   THE CENTER FOR OCCUPATIONAL & CORPORATE       HUMAN RESOURCES-HEALTH                              104
   THYSSEN KRUPP ELEVATOR                        FACILITIES MANAGEMENT CONTRACT                      121
   TOSHIBA AMERICA INFORMATION SYSTEMS, INC      ADMINISTRATION, OFFICE SERVICE                      307
   U. S. ECOLOGY NUCLEAR EQUIPMENT SERVICES      BORAFLEX SPENT FUEL POOL                            171
   UNITECH                                       INCREMENTAL SUPPORT - REFUELING OUTAGE              168
   UTILITIES SERVICE ALLIANCE, INC.              JOINT UTILITY VENTURE                               251
   WASTE MANAGEMENT OF SOUTHEAST TEXAS           FACILITIES MANAGEMENT CONTRACT                      115
   WESTINGHOUSE ELECTRIC CO., LLC, (NSD)         STEAM GENERATOR WORK                             13,411
   WESTINGHOUSE ELECTRIC COMPANY                 REACTOR COOLANT PUMP REFURBISHMENT                  148
   WESTINGHOUSE ELECTRIC COMPANY, L.L.C.         1% POWER UPRATE                                   1,516
   WESTINGHOUSE ELECTRIC COMPANY, L.L.C.         7300 CAB BYPASS TEST INSTRUMENT                     660
   WESTINGHOUSE ELECTRIC COMPANY, L.L.C.         BASELINE FEES                                       149
   WESTINGHOUSE ELECTRIC COMPANY, L.L.C.         ENG & TECH SVCS OM INITIATIVES                      120
   WESTINGHOUSE ELECTRIC COMPANY, L.L.C.         PROACTIVE SYSTEM ENGINEERING                        140

                                                                          Page 21 (Cont'd)
   WESTINGHOUSE ELECTRIC COMPANY, L.L.C.         PROTEUS PLANT COMPUTER REPLACEMENT                  282
   WESTINGHOUSE ELECTRIC COMPANY, L.L.C.         REACTOR WORK                                      1,488
   WESTINGHOUSE ELECTRIC COMPANY, L.L.C.         WESTINGHOUSE DESIGN DOCUMENT                        137
   WICKLIFF & HALL                               PERSONNEL RELATIONS                                 141
   SUBTOTAL                                                                                       61,134
   OTHER VENDORS                                                                                 $ 8,023
                                                                                               ----------
                                                                       TOTAL OUTSIDE SERVICES   $ 69,157
                                                                                               ==========

These accounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they cannot be identified with any particular line on Schedule XIV.


                                                                      Page 22
               ANNUAL REPORT OF STP Nuclear Operating Company

                    For the Year Ended December 31, 2001

                EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
                                (thousands)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

    DESCRIPTION                                               AMOUNT
                                                             ------------

    Medical                                                      $ 7,656

    Dental                                                           780

    Life Insurance                                                   263

    Long Term Disability                                             492

    Accidental Death & Dismemberment                                  46

    Vision                                                            48

    Pension                                                        2,996

    FAS 106                                                        2,829

    Savings Plan                                                   3,592

    Deferred Compensation                                            102

    FAS 112                                                          (10)

    Executive Benefit Expense                                        854

    Miscellaneous Administrative Expense                              13

    Capitalized Benefits                                            (385)

    Employee Benefits Adjustments                                    409

    Other                                                             14
                                                             ------------
    TOTAL                                                       $ 19,699
                                                             ============

                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2001

                   GENERAL ADVERTISING EXPENSE - ACCOUNT 930.1
                                 (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

    DESCRIPTION           NAME OF PAYEE                    AMOUNT
    None                       N/A                                   $ -
                                                    ---------------------
    TOTAL                                                            $ -
                                                    =====================

                                                                      Page 24
              ANNUAL REPORT OF STP Nuclear Operating Company

                   For the Year Ended December 31, 2001

              MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
                                (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976
(2 U.S.C. 441 (b)(2)) shall be separately classified.

    DESCRIPTION                                                  AMOUNT
                                                            -----------------
    Company Membership Fees and Dues                                    2,960
    Banks Fees                                                             20
    Miscellaneous                                                         980
                                                            -----------------
                                                 TOTAL               $ 3,960
                                                            =================


                    ANNUAL REPORT OF STP Nuclear Operating Company

                         For the Year Ended December 31, 2001

                                  RENTS - ACCOUNT 931
                                      (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


    TYPE OF PROPERTY                                AMOUNT
                                               -----------------
    None                                                      -
                                               -----------------
    TOTAL                                                   $ -
                                               =================

                                                                       Page 25
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2001

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
                                   (thousands)

    INSTRUCTIONS: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


     DESCRIPTION                                        AMOUNT
                                                    ---------------

     OTHER THAN US GOVERNMENT TAXES
     STATE UNEMPLOYMENT TAXES                                  $ 39
                                                    ---------------
     SUBTOTAL                                                    39
                                                    ---------------

     US GOVERNMENT TAXES
     SOCIAL SECURITY TAXES                                    6,875
     FEDERAL UNEMPLOYEMENT TAXES                                 71
     PAYROLL TAXES CAPITALIZED                                 (140)
                                                    ---------------
     SUBTOTAL                                                 6,806
                                                    ---------------

                                                    ---------------
     TOTAL                                                  $ 6,845
                                                    ===============

                                                                      Page 26
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2001

                           DONATIONS - ACCOUNT 426.1
                                  (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                       PURPOSE OF DONATION           AMOUNT
                                                                   -----------
Matagorda County Fair Association    2001 Livestock Auction               $ 6
Matagorda County United Way          2002 Corporate Donation               20
Texas Institute for Advancement      Annual Membership Donation             5
    of Chemical Technology
Miscellaneous                        Miscellaneous                          6
                                                                   -----------
TOTAL                                                                    $ 38
                                                                   ===========

                                                                       Page 27
              ANNUAL REPORT OF STP Nuclear Operating Company

                   For the Year Ended December 31, 2001

                     OTHER DEDUCTIONS - ACCOUNT 426.5
                               (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.



    DESCRIPTION                        NAME OF PAYEE                AMOUNT
                                                                  ---------
    Country Club Dues         Miscellaneous STPNOC Executives         $ 11
                                                                  ---------
    TOTAL                                                             $ 11
                                                                  =========

                                                                      Page 28
                  ANNUAL REPORT OF STP Nuclear Operating Company

                       For the Year Ended December 31, 2001

                   SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME


INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Benefits

STPNOC maintains various welfare and retirement plans for its employees.
STPNOC offers welfare plans such as medical, life insurance, and vision coverage with an employee option to choose among various deductibles, co-payments and employee premiums. Retirees, who are age 55, with at least five years of service after age 50, are eligible for continued medical coverage and reduced life insurance coverage.

STPNOC provides a savings plan that generally matches 70% of the first six percent of an employee's salary contributed to the plan. Employee's interest in STPNOC matching contribution begins to vest after two years of service, and is fully vested after six years of service.

In addition to the savings plan, STPNOC offers a non-contributory pension plan to its employees. This plan is a final average pay plan and is based upon the highest consecutive 36 months base pay out of the final 120 months of service. This plan pays at a rate of 1.5% per year of service (up to 35 years of service), plus an additional .44% per year of service by the amount which an employees final average pay exceeds the Social Security average wage base.
An employee vests in the pension plan after five years of service, and is eligible for full benefits at age 65 (or age 60 with 30 years of service). Reduced benefits are availalble for retirees who are at least age 55.

ORGANIZATION CHART

STP NUCLEAR OPERATING COMPANY

PRESIDENT & CHIEF
EXECUTIVE OFFICER                                   William T Cottle

LIAISON CO-OWNER                                    Anup K Khosla
SECRETARY EXECUTIVE                                 Linda Jean Rittenberry

VP BUSINESS SERVICES                                Florence K Mangan
VP ENGINEERING & TECHNICAL SERVICES                 James Joe Sheppard
VP GENERATION                                       Gary L Parkey
MGR SAFETY QUAL CONCERNS PROG                       David L Cobb
VP PLANT PROJECTS                                   Ted H Cloninger

                    ANNUAL REPORT OF STP Nuclear Operating Company

                                 METHODS OF ALLOCATION

 Central and South West Services, Inc. requested and the Securities and
  Exchange Commission granted on September 30, 1997, the following allocation factors:

1.  In accordance with an Owner's ownership percentage,

2. In accordance with an Owner's share of net electric power generation sold from STP during a specified period of time (measured in kilowatt hours) expressed as a portion of the total net electric power generation sold from STP for the same period (measured in net kilowatt hours) and,

3. Under certain circumstances when less than all Owners are involved and no other method of allocation is practicable, costs may be divided evenly among those Owners who benefit from the activites for which costs have been incurred.

               ANNUAL REPORT OF STP Nuclear Operating Company

         ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                               Not Applicable

                    ANNUAL REPORT OF STP Nuclear Operating Company

                                   SIGNATURE CLAUSE

  Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                      STP Nuclear Operating Company
                      -----------------------------------------------------
                      (Name of Reporting Company)

         By:          /s/ F. K. Mangan
                      -----------------------------------------------------
                      (Signature of Signing Officer)

                      F.K. Mangan        Vice President Business Services
                      -----------------------------------------------------
                      (Printed Name and Title of Signing Officer)


Date:             2/21/02
              ------------